EXHIBIT 17

September 22, 2004

MedicalCV, Inc.

9725 South Robert Trail

Inver Grove Heights, MN  55077

ATTN:	Larry Horsch, Chairman of the Board of Directors
Marc Flores, President and CEO

Re:                             Resignation of Adel A. Mikhail as Director and Consultant of MedicalCV, Inc. (the “Company”)

TO:                          MedicalCV, Inc.

I hereby resign my position as a Director of MedicalCV, Inc. and as a consultant to the Company, effective September 17, 2004.

I understand that I have been nominated for re-election to the Board of Directors at the Company’s Annual Shareholders’ Meeting scheduled for October 5, 2004.  This is to advise you that I am unwilling to serve on the Board and request that the proxies not be voted for my re-election.

As a founder, investor, former CEO and Chairman of the Board, and ongoing Director and consultant, I do not approve of the new direction of the Company, which indicates loss of interest in our Omnicarbon heart valve business - despite the overwhelming evidence that it has the best clinical performance of any mechanical prosthesis.  I sincerely believe that such loss of interest will ultimately diminish the value of the business.  Currently, there are no employees to sell the valve or to provide technical and clinical field support.

I am also apprehensive about building shareholder value primarily from the atrial fibrillation products, which are currently in an early developmental stage.  I believe this is a high-risk strategy and prefer not to be part of it.

I sincerely wish the Company success.

Very truly yours,

/s/ Adel A. Mikhail, Ph.D.
Adel A. Mikhail, Ph.D.